CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman Jr. *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman,III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan . . . . President
L. Ford Sanders, II. . . . . Executive Vice President
William R. Benson . . . . Senior Vice President
Marion E. Freeman, Jr. . . . . Senior Vice President
Phillip H. Thomas . . . . Senior Vice President
M. Terry Hyman . . . . Senior Vice President
Raymond Meeks . . . . Vice President
A. Mitchell Godwin . . . . Vice President
Jackie C. Stevens . . . . Vice President
Betty M. Graham . . . . Vice President
Ernest J. Lareau. . . . . Vice President
F. Timothy Howell . . . . Vice President
E. Wayne Suggs . . . . Vice President
Janice C. Simmons . . . . Vice President
Patricia C. Catoe . . . . Vice President
W. Michael Altman . . . . Vice President
Boyd W. Gainey, Jr. . . . . Vice President
William Carl Purvis . . . . Vice President
Bryan T. Huggins . . . . Vice President
Virginia B. Hucks . . . . Vice President
W. Page Ambrose . . . . Vice President
L. Ray Wells . . . . Vice President
L. Kay Benton . . . . Vice President
Gail S. Sansbury. . . . . Assistant Vice President
Roger L. Sweatt . . . . Assistant Vice President
Timothy L. Phillips . . . . Assistant Vice President
Helen A. Johnson . . . . Assistant Vice President
Elaine H. Hughes . . . . Assistant Vice President
Gwynn D. Branton . . . . Assistant Vice President
Tammy S. Scarberry. . . . . Assistant Vice President
D. Scott Hucks . . . . Assistant Vice President
Carlis L. Causey . . . . Assistant Vice President
Jeffrey P. Singleton . . . . Assistant Vice President
Sherry S. Sawyer . . . . Banking Officer
Rebecca G. Singleton. . . . . Banking Officer
Josephine C. Fogle. Banking Officer
Debra B. Johnston . . . . Banking Officer
Freeman R. Holmes Jr.. . . . . Banking Officer
Doris B. Gasque . . . . Banking Officer
Carlton A. Terry . . . . Banking Officer
Jennie L. Hyman. . . . . Banking Officer
Marsha S. Jordan . . . . Banking Officer
Sylvia G. Dorman . . . . Banking Officer
Marcie T. Shannon . . . . Banking Officer
Caroline P. Juretic . . . . Banking Officer
Sheila A. Graham . . . . Banking Officer
John H. Sawyer, Jr . . . . Banking Officer
Nicole Scalise . . . . Banking Officer
Janet F. Carter . . . . Banking Officer
Dawn L. DePencier. Banking Officer
Steven D. Martin . . . . Banking Officer
Carol M. Butler . . . . Banking Officer
Christopher D. Wright . . . . Banking Officer
W. Eugene Gore, Jr.. . . . . Banking Officer
James P. Jordan, III . . . . Banking Officer
John M. Proctor . . . . Banking Officer
Whitney H. Hughes. Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Conway National experienced solid financial performance in the first quarter of 2007. Net income for the quarter ended March 31, 2007 totaled $2,441,000, up 2.3% from $2,387,000 earned for the same period in 2006. On a per share basis, earnings have grown 2.6% from $3.03 in 2006 to $3.11 in 2007. Total assets grew to $832.5 million at March 31, 2007, with capital at $79.3 million.

As of March 31, 2007, total assets were $832,448,000, an increase of 5.6% over March 31, 2006; total deposits amounted to $688,670,000, an increase of 2.4% over the previous year; loans totaled $564,435,000, an increase of 9.3% from 2006; and investment securities were $184,598,000, an increase of 1.4% from the prior year. Growth in deposits was impacted by the movement of certain recurring funds from the deposit category to securities sold under agreement to repurchase. Total federal funds purchased and securities sold under agreement to repurchase were $54,001,000 at March 31, 2007 as compared to $35,705,000 at March 31, 2006, an increase of 51.2%. Stockholders' equity totaled $79,346,000 at March 31, 2007, resulting in a book value of $101.09 per share.

Net income for the quarter ended March 31, 2007 of $2,441,000 represents an annualized return on average assets of 1.17% and an annualized return on average stockholders' equity of 12.52%, which compare favorably to peer and to historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 16.0% from $11,357,000 for the quarter ended March 31, 2006 to $13,176,000 for the quarter ended March 31, 2007. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased 32.7% from $275,000 for the first quarter of 2006 to $365,000 for the first quarter of 2007. The increase in the provision for possible loan losses was due, in part, to higher than average net loan losses during the first quarter of 2007. The allowance for loan losses, as a percentage of net loans, declined from 1.20% at March 31, 2006 to 1.15% at March 31, 2007. This decline is attributable to the Bank's recognition of and adherence to recommendations outlined in pronouncements of both the accounting industry and regulatory agencies. Other expenses decreased 2.1% from $5,204,000 to $5,096,000 and other income increased 5.9% from $1,470,000 to $1,556,000 during the same period. Non-interest expenses decreased overall due to the impact of the Bank's revision of its FASB 91 accounting procedures and the consequent impact of net deferred loan costs on salaries expense. However, non-interest expenses otherwise increased due to additional staffing, increased compensation, fixed asset expenditures, increased advertising, and increased health care costs. Non-interest income increased primarily due to increased service charges on deposit accounts.

Conway National maintained solid earnings for the first quarter of 2007, although growth in the local real estate market has softened as compared to the level of activity experienced in 2005 and 2006. We look forward to the construction of and opening of our fifteenth banking office, Little River, in the late fourth quarter of 2007 or early first quarter of 2008. Renovations to the third floor of our Operations and Administration building are scheduled to begin during the second quarter of this year. We are also in the process of implementing deposit reclassification, an accounting methodology employed to reduce the amount of required reserves held by the Federal Reserve, which will result in additional funds available for investment. As well, we anticipate commencing the clearing of images with the Federal Reserve in the late third quarter of the year.

We welcome and look forward to having the new members of the Board of Directors elected by you at the annual meeting on May 9, 2007: Harold G. Cushman, III, William O. Marsh, and John C. Thompson.

We are very appreciative of your continued support, and we look forward to the future and continuing to build your Bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK



FINANCIAL REPORT

MARCH 31, 2007

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	March 31, 2007	March 31, 2006
Cash and due from banks	$ 35,012,000	$ 32,402,000
Investment securities:		
Obligations of United States government agencies		
and corporations	161,456,000	160,777,000
Obligations of states and political subdivisions	21,160,000	19,288,000
Other securities	1,982,000	2,033,000
Total investment securities	184,598,000	182,098,000
Federal funds sold and securities purchased under		
agreement to resell	18,000,000	29,000,000
Loans	564,435,000	516,345,000
Less allowance for loan losses	(6,418,000)	(6,099,000)
Net loans	558,017,000	510,246,000
Bank premises and equipment	22,809,000	20,938,000
Other assets	14,012,000	13,486,000
Total assets	$ 832,448,000	$ 788,170,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 142,292,000	$ 137,062,000
Interest-bearing	546,378,000	535,464,000
Total deposits	688,670,000	672,526,000
Federal funds purchased and securities sold under		
agreement to repurchase	54,001,000	35,705,000
Other short-term borrowings	1,932,000	611,000
Other liabilities	8,499,000	6,608,000
Total Liabilities	753,102,000	715,450,000
Stockholders' Equity:		
Common stock, par value $10.00 per share:		
Authorized 1,500,000; issued 789,774 in		
2007 and 2006	7,898,000	7,898,000
Surplus	43,555,000	43,547,000
Undivided profits	29,457,000	23,481,000
Net unrealized holding gains (losses) on		
available-for-sale securities	(820,000)	(2,036,000)
Less treasury stock	(744,000)	(170,000)
Total stockholders' equity	$ 79,346,000	$ 72,720,000
Total liabilities and stockholders' equity	$ 832,448,000	$ 788,170,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Three Months Ended	
INTEREST INCOME:	March 31,2007	March 31,2006
Interest and fees on loans	$ 11,049,000	$ 9,351,000
Interest on investment securities:		
Taxable investment securities	1,534,000	1,425,000
Tax-exempt investment securities	228,000	207,000
Other securities	28,000	22,000
Interest on federal funds sold and securities purchased		
under agreement to resell	337,000	352,000
Total interest income	13,176,000	11,357,000
INTEREST EXPENSE:		
Interest on deposits	4,799,000	3,596,000
Interest on federal funds purchased and securities		
sold under agreement to repurchase	691,000	232,000
Interest on other short-term borrowings	13,000	9,000
Total interest expense	5,503,000	3,837,000
Net interest income	7,673,000	7,520,000
Provision for loan losses	365,000	275,000
Net interest income after provision for loan losses	7,308,000	7,245,000
Other income:		
Service charges on deposit accounts	919,000	831,000
Gains/(losses) on securities	9,000	(6,000)
Other operating income	628,000	645,000
Total other income	1,556,000	1,470,000
Other expenses:		
Salaries and employee benefits	3,161,000	3,277,000
Occupancy expense	820,000	804,000
Other operating expenses	1,115,000	1,123,000
Total other expenses	5,096,000	5,204,000
Income before income taxes	3,768,000	3,511,000
Income tax provision	1,327,000	1,124,000
Net Income	$ 2,441,000	$ 2,387,000
Per share:		
Net income per weighted average shares outstanding	$ 3.11	$ 3.03
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 101.09	$ 92.22
Weighted average number of shares outstanding	784,999	788,532
Actual number of shares outstanding	784,927	788,531

Member Federal Reserve System • Member FDIC